INVEST IN **RAINSHINE GLOBAL**

The content studio + blockchain marketplace for global creators


THRILLER FACTORY
MEN WITHOUT MUSIC

rainshine.com New York NY

Technology | B2C | Media | Film | Crypto

LEAD INVESTOR



Shilpa Mullan Partner at Avestar Capital

I am investing in Rainshine Global because their team has a proven track record of scaling companies from idea to exit. They are tapping into a market with considerable growth potential and have executed along the way. I've had the pleasure of watching this team grow, and at each turn, they've risen to the challenge. For context Shilpa I've worked in the financial Energy and Commodities industry for 20 years in sales and growth strategy for power investments, determining key regions, technologies, partners, and more. That said, although this hasn't been my primary industry I've had extensive experience in evaluating investments and leading organizations. I can confidently say that Rainshine has what it takes to dominate the market.

Invested $2,500 this round

Highlights

1. 📈 Proven team with startup-to-IPO track record
2. 💰$20M revenue run rate with 100% YoY growth
3. 🎥 30+ content IPs streaming on Netflix, Amazon, Disney+, Spotify & YouTube
4. 🤩 Talent includes an Emmy winner, several Oscar, Emmy, BAFTA nominees
5. 🤝 Co-production partnerships with several leading Hollywood studios

6 🔗 Built transformational fintech and blockchain platform for creators
5 🤝 Co-production partnerships with several leading Hollywood studios

6. 🔗 Built transformational fintech and blockchain platform for creators

7. 🏢 Board includes prior Execs at Disney, Vodafone, DreamWorks & EMI Music

Our Team



Neeraj Bhargava Founder Chairman, and CEO

Founder & CEO with over 20 years of experience leading organizations. Former partner at Mckinsey, an investor in 4 Unicorn startups, and has grown his own previous company from idea to IPO.



Anuraag Srivastava COO

Seasoned entrepreneur, investor, and operator in numerous organizations. Former business ventures at Proctor & Gamble. Current CEO of Rainshine Entertainment based in India



Kishore Mirchandani CFO

Former founder and CEO of Outsource Partners International (Sold on NYSE), Multi-time CEO, and board member of over 5 organizations.



Ashok Kunder

Why Rainshine?

Problem


How Can Content Creators Better Monetize Their Work?

With ubiquitous digital connectivity, the world has opened up for content creators. In recent years, many creators have taken their first step on platforms like YouTube or operated only within their respective local markets. But now the real market opportunity is far bigger! With the global success of the makers of Squid Game from Korea or the makers of Fauda from Israel when their content was distributed globally through Netflix, the world has opened up to content creators.

Despite this increased access to global markets, **the majority of creators continue to struggle with financing and distributing their work**, as not every piece of content can be on a leading streaming platform. And with the continued consolidation of media growth and profits in the hands of a few, the vast majority of creators are unable to even profit from their work.

Content creators deserve better! They need an even playing field with access to financing—including from their fans—and the best options for monetizing their content.

Fans and audiences are also short-changed. Unlike investing through Robinhood and other platforms in tech stocks and crypto, fans and audiences have no way to invest in the next Harry Potter or Friends or Pokémon—content products that created billions of dollars in value.


RainBlox Marketplace for Creators
Global launch & monetization of content
Content as new asset class for investors
Fans as active community members and investors
Transparent rights, contracts and pay-offs
Distributors
Creators
Talent
Investors
IP
Production House / Studios
Fans/ Audience
Crowd-fund / Co-create
Data & Digital Marketing

Solution


A Transformational Marketplace for Content Creators

Rainshine is launching RainBlox©, a **proprietary blockchain platform** that effectively connects producers and creators to investors, distributors, and audiences.

RainBlox© is a robust industry-first global blockchain marketplace for financing and monetizing content, through which fans and audiences can directly interact with creators as fans and investors too. This marketplace also enables content

creators to access multiple options for financing and monetizing their work.

Built on the Ethereum blockchain and using the best content management and fintech technologies, RainBlox© enables creators to shape their own destiny!


rainshine
Adapting Rapidly to Serve Next-Gen Content Creators
Technology
Blockchain Platform
Smart Contracts
Payments
Transparent Contracts
Ethereum Blockchain
RainBlox
Streamlined Financing
Polygon-backend
High Quality UI
Financing
Payments
Smoother Distribution
Our blockchain platform will transform the Media & Entertainment industry

Product


Building the Shopify of Digital Entertainment

Multiple Forms of Content
Rainshine has produced hundreds of short videos and films and over 30 long-form content products, including feature films, tv/digital Shows, documentaries, podcasts, animation, and video games.


rainshine
A Next-Gen Media and Entertainment Company
Our Creator Base
Hemal Trivedi
Emmy Winner / Oscar Nominee
Young


Captain Nemo
Animated Film*
Saad Khan
SIIMA Award for Best Debut Director
Hasmukh
TV / Web Show
NETFLIX
Kate Baxter
Bafta Nominee
Being Cyrsus
Film
Vir Das
World Renowned Comedian
Emmy Nominee
Sadhguru
YouTube
E Niwas
National Award (India)
Thriller Factory
audible
Donna Ebbs
My Little Pony,
Top Animation Show
Hoop Nation
Award Winning
Short Film with
NBA & UBER
YouTube
Munnish Puri
Producer, BEING CYRUS
Hell Fighter
Documentary*
Swati Shetty
Sundance Winner
Humble
Politician Nograj
Feature Film
Theatrical Release
prime video
Jeffrey Reddick
Billion Dollars at the Box Office
Amoli
Documentary
National Award
Winner 2019
Disney+ hotstar
Saahil Bhargava
LA Shorts Nominee
Vir Das Specials
Stand-up Comedy
NETFLIX
Nitya Mehra
Made in Heaven -
Emmy Nominated Show
* In Development / Production

Diversified Range of Distribution Options

With 10 underlying studios, Rainshine produces content in multiple languages across different genres and from locations like the US, UK, and India. Our content is distributed across multiple SVOD (Subscription Video-On-Demand) & AVOD (Advertising-based Video-On-Demand) platforms globally.

RainBlox©, the new blockchain + fintech offering

With its build-out of RainBlox©, a proprietary blockchain product, Rainshine is offering creators more than just working for studios. Just like Shopify offers retailers the option to set up their digital stores (instead of being subsumed by global e-commerce majors), RainBlox© offers creators access to smart contracts, digital rights management, payments, financing and access to crowdfunding options, distribution to large buyers, and direct distribution to fans through a

PVOD (Premium Video-On-Demand) platform.

Creators go Direct-to-Fans
RainBlox© serves as an effective platform for creators to directly access their fans and create content worth millions.

Traction


$20 Million Revenue
Run Rate with 100%
Annual Growth

Global Presence
Established in India as a leading YouTube MCN (Multi-Channel Network), Rainshine has demonstrated incredible agility in expanding its offerings by partnering with world-class and award-winning talent and studios.

$20 million Revenue Run Rate, Growing at 100% Annually
Despite starting only three years ago and being impacted by COVID-19 for half of those years, Rainshine has grown rapidly to achieve a $20 million revenue run rate. It's also well-positioned to grow 50-100% for the next several years, aiming to become profitable over the next 18-24 months.

Forward-looking projections cannot be guaranteed.

Blockchain Platform to Spur Further Growth
RainBlox©, Rainshine's proprietary technology, is already in beta-test mode and the company is approaching creators to launch new content on the platform. In 2022, RainBlox© will open up new avenues for further growth.

Scalable Team
Rainshine has won several awards and attracted incredible creative talent with several Oscar, Emmy, BAFTA and other nominations among them. Furthermore, Rainshine is led by an exceptional management team with a proven start-up to IPO track record.


The Rainshine Story
Our story is as exciting as the ones we are creating.
Market Comparables
Films & Shows
IMAGINE
hello sunshine


2018
Global Content Studio
Podcasts
GIMLET
PARCAST
Digital Media (India)
BuzzFeed
Vox
Media Credit
Three Point Capital
Purely Capital
Original content for streamers and brands with strong global focus
2021
Marketplace for Creators
Blockchain-based marketplace for creators to access financing, distribution, and monetization options

Customers


Our Content is on Netflix, Amazon, Disney+, YouTube, Spotify and More

Rainshine has diversified access to its target market:


Brand Clientele
Nestle
STAR PLUS
THE WORLD BANK
SANOFI
ITC Limited
TATA TEA
vodafone
OLA
Abbott
ASUS
Amway
PANTENE
Uber
asianpaints
Disney UTV
ONEPLUS
Piramal
ICICI Bank
Stayfree
SAMSUNG
MARUTI SUZUKI
Vivel
Edelweiss
Flipkart
SBI
GARNIER
Mondelez International
tinder
Streamer and Brand Relationships
Streaming Partners
prime video
NETFLIX
Disney+ hotstar
SONY liv


NBA
KEYA
Jio
audible
Spotify
YouTube

• **B2C:** Our YouTube and other social media content is primarily supported by brand advertising. In addition, our feature films are also released direct-to-consumer, either through the theatrical route or through a PVOD model, as planned in the future. RainBlox© will accelerate the direct-to-consumer thrust and create new growth opportunities by creating its PVOD platform and linking it up to others.

• **B2B2C:** We also reach our audiences through established SVOD platforms like Netflix, Amazon, Disney+, YouTube, Spotify, and others.

Rainshine is poised for high growth over the next few years as current in-production content is released to global audiences. We have also received significant international **press coverage in top journals, including Variety, GQ, The Hollywood Reporter, The New York Times, Rolling Stone, The Boston Globe, Kidscreen, The Times of India, Economic Times and Animation World Network (AWN.COM)**

Business Model


Diversified Sources
of Revenue:
Content + Fintech

At the heart of Rainshine's business model is content IPs (Intellectual Properties). Our primary objective is to build valuable and enduring content communities around the characters within the IPs, their stories, and the world around them.


Rainshine 2.0 Operating Model
Brand
Business Model
Status
• Operating margin from
• $20 million


Global Content Studio
rainshine
Established Growing Business
production of content
• Licensing fees for owned content
• B2B2C advertising revenue
• Credit to smoothen cashflow and working capital
revenue in 2021-22
• 50-100% annual growth
Marketplace
RainBlox
Key Driver of Growth
• Revenue or profit share on transactions
• Subscription / SaaS fees on platform licensing
• Tradeable NFTs / Other Tokens
• Platform under development
• All key pieces to enable transactions in place
• 3-4 use cases in next six months

Monetization and value creation on a content IP happens currently in the following manner:

- Sell to SVOD: Selling it outright to a large platform, yet building a large and long-term franchise as content producers.

- AVOD: Placing short-form content on AVOD platforms like YouTube and Instagram to create native content properties residing on micro-sites built for individual brands.

RainBlox© will also monetize future content communities for IPs in the following manner:

- PVOD through the RainBlox© platform and global partnerships with other PVOD platforms
- Transaction-based fees on content financing and distribution
- Merchandize and e-commerce partnerships
- Video games adjacent to IPs
- NFTs and security tokens

Market


A $2 Trillion Industry, Growing Faster than Global GDP

Rainshine is operating in a **high-growth industry, undergoing tremendous**

technology and business model innovation.


Large & High Growth Target Market
$2 Trillion Industry
$ Trillion
5.1%CAGR
2015-2019
1.7
2.1
2.6
2015
2019
2025F
Growing Faster than Global GDP
Industry CAGR 2015 - 19 (%)
M&E Growth
5.1%
GDP Growth
4.0%
M&E Growth
Industry CAGR 2015 - 19 (%)
International M&E
5.7%
US** M&E
4.1%
India
13.7%
CAGR (2019-24)
Digital M&E
11.4%
Non Digital M&E
- 0.1%
India
30.5*%
CAGR (2019-24)
We operate in the sweetest spot – Digital & International – of a $2 Trillion industry
*SVOD growth, ** Includes Canada & Rest of North America
Source: PwC's Global Entertainment & Media Outlook 2021-2025, Omdia; KPMG, McKinsey, IBEF, Statista, Other Industry Reports

- The global media & entertainment (M&E) market is at $2 trillion, growing faster than global GDP.

- Digital M&E is outpacing traditional M&E, 11% vs 0.1%.

- International M&E growth is faster than the US at 5.70% vs 4.10%, an area of high focus for Rainshine.

- India is the fastest-growing digital market, expected to grow at 30% annually over the next three years.

- The next disruption is coming through creator-driven content and distribution. Silicon Valley funds have invested over $5 billion in various technologies to enable the creator-led content to be developed and monetized far more effectively.

- NFTs and other tokens are becoming a potent way to monetize content assets. The market cap of NFTs is approximately $5 billion.

- Content Studios are becoming acquisition targets. Content IPs, as an asset

class, are becoming more attractive to larger global investors. See: Amazon's acquisition of MGM, Blackstone's purchase of Hello Sunshine and Moonbug, and Blackstone investing $1 billion in Hipgnosis Song Management (HSM) to acquire music rights and manage catalogs

Competition


Unique Content +
Fintech Combination

As a new global content creation company, Rainshine operates in a **highly fragmented and supply-constrained market starving for high-quality global content**. There are hardly any internationally focused content studios operating at scale, and with its projected growth and targeted content library, Rainshine will stand out.

In addition, RainBlox© is an innovative and transformative proprietary blockchain platform. It combines content and fintech to build a creator-led 'Shopify' of digital entertainment.


RainBlox – Technology Architecture
RainBlox Web Portal/App
Investor
Business Team
Finance Team
Participants
Consumer
Microservices + REST API
Database (Amazon RDS)
Microservices + REST API
ATS*
(Token trading, wallets)
Polygon
(Distributed ledger enabling transaction validation, smart contracts, NFT, tokenisation)
Ethereum Main Chain
(Token portability)
Technology Stack:
JS library:
React.js
Frameworks:
Bootstrap, Springboot, Hibernate
Database:
Mysql (AWS RDS)
Underlying blockchain:
Polygon with Ethereum main chain

* Alternate Trading Systems

Vision



Creating
Ascending
Transforming

Rainshine is a **creator-first digital entertainment company aiming to transform the media and entertainment industry** through a combination of content and fintech. It is well-positioned to become a highly valuable and reputed company for benefiting all its stakeholders.



rainshine
+
RainBlox
Creating
Partner with world-class creators to create enthralling and valuable content assets and communities
rainshine
New Age Digital Agency & Studio
Ascending
Ensure we operate at a scale, grow rapidly and profitably while building a global brand
Highly Valuable Global M&E Company
Transforming
Harness new technologies and business models to empower creators to access the best of resources and markets to fulfill their potential
RainBlox
Shopify of Content

The three parts of the company's vision are as described below:

CREATING – New Age Digital Entertainment Studio: Partner with world-class creators to create enthralling and valuable content assets and communities

TRANSFORMING – Shopify of Content: Harness new technologies and business models to empower creators to access the best of resources and markets to fulfill their growth potential.

ASCENDING – Highly Valuable Global M&E Company that operates at scale, grows rapidly and profitably, and builds a reputable global brand.

Investors


Invest in Proven Team
& Exceptional Growth

To continue developing RainBlox©, Rainshine's blockchain-based marketplace for premium digital content creators, the company is raising the last $5 million of a $15-20 million Series A2 round, with $13 million already raised, from new generation investors. This is an opportunity to invest in a proven management team, and in a company with exceptional growth potential uniquely focused on content + fintech.


Other Board Members
Arun Sarin
Ex-CEO Vodafone (Global)
Bimal Parekh
Leading Financial Advisor to Bollywood Stars
David Johnson
Ex-CEO – EMI Music
Michael Montgomery
Ex-CFO Euro Disney

Founders


Proven Team with a
Startup-to-IPO Track Record



Invest in an exceptional leadership team with Neeraj Bhargava, an early investor in five unicorns, at the helm and a **diverse group of board members with incredible experience building world-class companies.**



Global Team with Start-Up IPO Experience
Neeraj Bhargava | Founder, Chairman & CEO
• Ex-McKinsey Partner
• Founder – WNS: NYSE –listed Unicorn
• 4 other Unicorns as early investor: MakeMyTrip; Big Basket; fubo.tv; OfBusiness
Anuraag Srivastava | COO
• Senior Executive / CXO
- WNS
- Inventurus (Venture backed)
• Business Ventures – Procter & Gamble
Kishore Mirchandani | CFO
• Sold startup to NYSE – listed EXL Services
• Multiple Ventures / SPAC experience

Summary



Invest in Proven Team & Exceptional Growth

To continue developing RainBlox©, Rainshine's blockchain-based marketplace for premium digital content creators, the company is raising the last $5 million of a $15-20 million Series A2 round, with $13 million already raised, from new generation investors.

This is an opportunity to invest in a proven management team, and in a

company with exceptional growth potential uniquely focused on content + fintech.

Notable Press:

Business Insider: https://markets.businessinsider.com/news/stocks/rainshine-to-launch-fintech-businesses-targeting-the...

GQ India: https://www.gqindia.com/entertainment/content/best-new-music-saahil-bhargava-follows-up-la-shorts-fe...

Economic Times: https://economictimes.indiatimes.com/industry/media/entertainment/sunil-doshi-rainshine-entertainmen...